Abitibi-Consolidated Inc.
Management’s Discussion and Analysis (MD&A)
Second Quarter Report to Shareholders
July 26, 2006

KEY PREVIOUS EVENTS

Sale of PanAsia

On November 17, 2005, Abitibi-Consolidated completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd (PanAsia). Effective with the third quarter of 2005 financial reporting, the information pertaining to PanAsia is no longer proportionally included in the Company’s consolidated financial statements, but presented as discontinued operations. The Company has also reclassified its historical information to exclude PanAsia’s results from continuing operations.

Mill closures

In December 2005, the Company permanently closed the Kenora, Ontario and Stephenville, Newfoundland paper mills. These closures resulted in the permanent removal of 434,000 tonnes of newsprint capacity, which will reduce sales volume in 2006 when compared to the same period of 2005.

HIGHLIGHTS

$157 Million Net Earnings in Second Quarter of 2006

Abitibi-Consolidated reported net earnings of $157 million, or 36 cents a share, in the second quarter ended June 30, 2006, compared to a loss of $43 million, or 10 cents a share, in the same quarter of 2005. For the six-month period ended June 30, 2006, the Company recorded net earnings of $124 million, or 28 cents a share, compared to a loss of $94 million, or 22 cents a share, in the same period last year.

Sales were $1,253 million in the three-month period ending June 30, 2006, compared to $1,354 million in the same period last year. The Company recorded an operating profit from continuing operations of $48 million during the quarter, compared to $57 million for the second quarter of 2005. Sales were $2,490 million for the six-month period ending June 30, 2006, compared to $2,677 million in the same period last year. The operating profit from continuing operations was $89 million, compared to $68 million in the first six months of 2005.

SPECIFIC ITEMS IMPACTING RESULTS AND NON-GAAP MEASURES

The Company’s operating results include specific items that are not related to normal operating activities and make the comparison of results difficult from period to period. Abitibi-Consolidated compares its performance as well as those of its business segments before specific items, based on EBITDA, operating profit (loss) from continuing operations, net earnings (loss), net earnings (loss) per share and other such measures. Specific items include gain or loss on translation of foreign currencies, mill closure and other elements, asset write offs or write downs, income tax adjustments related to the finalization of prior-year audits, impact of changes in income tax legislation, expenses related to early debt repayment and other items that do not relate to normal operating activities. Operating profit (loss) from continuing operations before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items and other such measures before specific items, such as EBITDA, are not measures prescribed by the Canadian Generally Accepted Accounting Principles (GAAP). The Company believes this is useful supplemental information, as it provides an indication of performance and comparative trends, excluding these specific items. However, readers should be cautioned that this information should not be confused with or used as an alternative to measures prescribed by GAAP.

Specific items impacting operating profit (loss) from continuing operations

In the second quarter of 2006, the Company recognized in its Sales, General and Administrative (SG&A) expenses, a credit of $11 million related to prior years’ provision of capital tax, which impacts Newsprint, Commercial Printing Papers and Wood Products segments by $6 million, $3 million and $2 million respectively. Also in the second quarter of 2006, Abitibi-Consolidated accounted for a provision of $10 million of mill closure and other elements for restructuring charges related to the SG&A review announced in the previous quarter. The restructuring charges impacted Newsprint, Commercial Printing Papers and Wood Products segments by $4 million, $5 million and $1 million respectively.

In the second quarter of 2005, Newsprint operating results were negatively impacted by $1 million, due to the recognition of a liability related to an early retirement program and labour force reductions.

Other specific items impacting net earnings (loss)

Other than specific items already covered in the previous section, in the second quarter of 2006 Abitibi-Consolidated recorded an after-tax gain on translation of foreign currencies of $130 million, mainly from the stronger Canadian currency at the end of the quarter, compared to the U.S. dollar, in which most of the Company’s long-term debt is denominated. Also, the Company recorded a positive income tax adjustment of $63 million, related to the prospective reduction in the Canadian federal income tax rate.

In the second quarter of 2005, the Company recorded an after-tax loss on translation of foreign currencies of $47 million, mainly from the weaker Canadian currency at the end of the quarter, compared to the U.S. dollar. Also, the Company recorded an unfavourable after-tax amount of $3 million in its financial expenses, mainly due to a premium paid on early debt repayment. In the quarter, the Company recorded positive income tax adjustments of $34 million, mainly related to the finalization of prior-year audits.

RESULTS BEFORE SPECIFIC ITEMS

Specific items having already been covered in the previous section, the following comparison and analysis will focus on the Company’s performance related to normal operating activities only.

Consolidated results before specific items

Before specific items, the $11 million in reduction of operating profit from continuing operations in the second quarter of 2006 is mainly attributable to the strength of the Canadian dollar and higher cost of products sold in the Commercial Printing Papers segment. These were partially offset by higher prices in the Company’s two paper business segments and lower amortization.

When comparing the average exchange rate of the second quarter of 2006 to the same period in 2005, the Canadian dollar was 10.8% (8.5% for six months) stronger compared to the U.S. dollar. The Company estimates this had an unfavourable impact of approximately $83 million ($127 million year to date) on its operating results, compared to the same period last year. Other currency exchange rates had a negative impact of $3 million ($4 million year to date).

Amortization decreased to $111 million from $129 million in the second quarter of 2005. In December of 2005, the Company recorded asset write downs for an amount totalling $348 million, which largely contributed to this reduction in amortization.

Financial expenses totalled $84 million in the second quarter of 2006, compared to financial expenses before specific items of $101 million in 2005. The reduction is mainly due to the decrease in the Company’s long-term debt, largely attributable to debt repayment made with the proceeds from the sale of PanAsia and the sale of Ontario timberlands in 2005.

Segmented results before specific items

Newsprint

In the Newsprint segment, the $33 million improvement in operating profit from continuing operations, before specific items, is mainly due to higher U.S. dollar selling prices and lower amortization, partly offset by a stronger Canadian dollar and lower sales volume.

The Company’s newsprint shipments in the second quarter of 2006 were 853,000 tonnes, compared to 979,000 tonnes in the second quarter of 2005. The reduction in shipments was mainly due to the elimination of the least profitable destinations, resulting in the closure of the Kenora and Stephenville paper mills in December of 2005.

During the second quarter of 2006, the Company partially implemented the February newsprint price increase and announced another price increase of US$40 per tonne in the United States, effective August 1, 2006. Average price in the U.S. increased 11.3% in the second quarter of 2006, compared to the same period last year. Newsprint prices have increased in most regions of the world.

On a per tonne basis, cost of products sold for newsprint in the second quarter of 2006 was $21 lower than in the same quarter of 2005. The reduction in costs was mainly due to the stronger Canadian dollar, reducing costs in Canadian dollars of the Company’s U.S. mills, the closure of the high cost Kenora and Stephenville paper mills, higher productivity and cost reduction measures implemented at the mills. This was partly offset by higher input prices for energy and virgin fibre.

According to Pulp and Paper Products Council (PPPC), the North American supply/demand remain largely in balance. North American newsprint production declined 6.1% in the second quarter of 2006, compared to the same period in 2005. Total U.S. consumption was down by 6.8% in the second quarter of 2006, compared to the second quarter of 2005, as daily publishers' advertising volume and circulation continued on a downward trend. The ongoing increased use of lighter basis weight paper was also a contributing factor. Average basis weight of tonnes shipped in North America in the second quarter of 2006 fell to 46.9 grams per square meter, 1.1% less than in the same period in 2005. In the second quarter of 2006, the operating rate of the North American industry was 95%, at the same level as last year.

According to the PPPC, North American exports declined 16.7% in the second quarter of 2006 compared to the same period in 2005. The decline in export shipments was primarily due to capacity reduction related from mill closures and idling as demand for newsprint in Europe, Asia and Latin America remained healthy.

According to the PPPC, at the end of June 2006, total producer and customer newsprint inventories were lower by 18,000 tonnes, or 1.5%, compared to the end of December 2005 and lower by 83,000 tonnes, or 6.4%, compared to the end of June 2005. At the end of the second quarter of 2006, the Company’s overall inventories remained low, slightly above the level at the end of the first quarter 2006 and 40% lower than as at the end of June 2005.

The Company expects 2006 newsprint consumption in the United States to decline by approximately 4% on a tonnage basis, resulting mainly from a continued increase in sales of lower basis weight paper, as well as reductions in circulation and continued conservation measures by daily newspaper publishers. However, the Company believes announced capacity reductions and the impact of lower basis weights should result in continued high industry operating rates in North America. This balance in supply/demand should result in continued low export volumes, due to lack of supply from North America.

Global consumption growth is expected to be slightly positive in 2006. Management expects demand in Europe to grow by approximately 2% in 2006, mainly due to better economic conditions, improving consumer confidence, positive advertising spending and the growth of free dailies. Latin American and Asian demand should record slightly positive growth in 2006 and demand in Non-Japan Asia is expected to grow by approximately 3% to 4%.

Commercial Printing Papers

In the Commercial Printing Papers segment, the $18 million reduction in operating results from continuing operations, before specific items, is mainly due to a stronger Canadian dollar and higher cost of products sold, partly offset by higher U.S. dollar selling prices.

The Company’s shipments of commercial printing papers totalled 462,000 tonnes in the second quarter of 2006, compared to 436,000 tonnes in the second quarter of 2005. The higher volume is primarily a result of an increase in shipments of the Company’s uncoated freesheet substitute grades, the ABIOFFSETTM product line, increasing by 24.4% in the second quarter of 2006 compared to the second quarter of 2005.

In the second quarter of 2006, as a result of increased bleaching capacity, the Company completed the shift from newsprint to commercial printing paper grades on one machine at the Belgo mill. The annual production capacity of this machine is approximately 100,000 tonnes.

During the second quarter of 2006, the Company successfully implemented a price increase of US$60 per short ton, announced in the first quarter for its ABIOFFSETTM grades. Also, in the second quarter of 2006, Abitibi-Consolidated partially implemented the US$40 per short ton price increase announced in the first quarter for its ABIBRITE® and ABIBOOK® grades. The US$40 per short ton price increase for the Company’s ABICAL® grades announced in the first quarter will be implemented on July 1, 2006.

On a per tonne basis, cost of products sold for commercial printing papers in the second quarter of 2006 was $35 higher than in the same quarter of 2005. The cost increase was mainly due to higher input prices in energy and virgin fibre, as well as pension and other employee future benefits. In addition, the Company realized less cost reductions tied to its product development initiatives during the second quarter of 2006 than in the same quarter of 2005. This was partly offset by better productivity, lower usage and the shift of the Belgo newsprint machine to commercial printing paper grades discussed above.

According to the PPPC, North American demand for uncoated groundwood papers decreased 1.9% in the second quarter of 2006, compared to the same period of 2005. The decrease in demand, which represents the sum of domestic shipments and imports, is mainly due to a decline in shipments from the largest uncoated mechanical paper machine operated by a competitor in Eastern Canada. This machine has been idled since December of 2005 because of a labour disruption. This reduction was partially offset by imports. Consequently SCA/A+ demand was down by 8.9% in the second quarter.

Despite forecasted growth in print advertising, Abitibi-Consolidated expects uncoated groundwood demand to continue to be affected by the aforementioned labour disruption. However, the Company believes that imports and domestic production will compensate to a great extent for the lack of North American supply and therefore, its effect on overall uncoated groundwood demand should be reduced.

Wood Products

In the Wood Products segment, the $26 million reduction in operating results from continuing operations, before specific items, is mainly due to lower selling prices and a stronger Canadian dollar, partly offset by a reduction in countervailing duty (CVD) and anti-dumping duty (AD) expenses.

Sales volume in the second quarter of 2006 totalled 541 million boardfeet (MBf), compared to 515 MBf for the same period in 2005. As a result of lower U.S. dollar lumber prices and a stronger Canadian dollar, average selling prices in Canadian dollars for the second quarter of 2006 were 14% lower than in the same quarter in 2005.

On a per thousand boardfeet basis, cost of products sold for wood products in the second quarter of 2006 was $1 higher than in the second quarter of 2005. This was mainly due to additional value-added production.

In the United States, housing starts decreased by 11% from an annual rate of 2.078 million units during June of 2005 to 1.85 million units in June of 2006. During the second quarter of 2006, average U.S. dollar lumber prices (f.o.b. Great Lakes) decreased by 14% for 2x4 Stud and by 9% for 2x4 Random Length, compared to the same period of 2005.

With respect to the softwood lumber dispute, as of December 12, 2005, the Company’s softwood lumber exports to the United States are subject to estimated duties of 8.7% for CVD and of 3.2% for AD. The duty deposit rates originally imposed to the Company by the U.S. government in 2002 were of 18.79% for CVD and 12.44% for AD.

On June 1, 2006, the U.S. Department of Commerce (USDOC) issued preliminary results for the third administrative CVD and AD reviews, respectively covering the periods of April 1, 2004 through March 31, 2005 and May 1, 2004 through April 30, 2005. The preliminary industry-wide CVD assessment and deposit rate is 11.23%, the preliminary AD assessment rate for companies not selected for individual review is 4.08%, and the preliminary prospective AD cash deposit rate is 3.47%. None of these rates are effective until USDOC issues its final results, expected in December 2006.

In April 2006, the governments of Canada and the United States reached a framework agreement for a settlement of the dispute. On July 1, 2006, representatives of the two governments initialled a detailed legal text. Under the terms of the agreement, all but US$1 billion of deposits by Canadian producers would be returned. If approved, under the proposed settlement, approximately 80% of estimated duty deposits, plus interest, would be returned. As of June 30, 2006, the Company has paid a total of approximately US$239 million in AD and CVD deposits.

Under the terms of the agreement, the AD and CVD orders and all related litigation would be terminated. Future exports to the United States would be subject to either a three tiered export tax or a combination of a lower tiered export tax and volume restrictions, as elected by each region. These measures would be effective during periods when a U.S. market benchmark composite price for lumber is at or below US$355 per thousand board feet. The agreement is for a seven-year term, but could be terminated after 24 months.

The agreement is subject to a number of conditions before it can take effect. It is unclear at this time whether these conditions will be met, and further negotiations may take place.

Abitibi-Consolidated has indicated that it generally supports the agreement, subject to resolution of certain issues.

BALANCE SHEET

Total long-term debt amounted to $3,711 million for a ratio of net debt to total capitalization of 0.593 as at June 30, 2006, compared to $3,762 million for a net debt to total capitalization ratio of 0.598 at December 31, 2005. The reduction in the Company’s long-term debt is mainly attributable to the variation in the exchange rate between the Canadian dollar and the U.S. dollar, in which most of the Company’s long-term debt is denominated. The current portion of the long-term debt increased to $85 million as at June 30, 2006. Also, as at June 30, 2006, cash and cash equivalents stood at $16 million, a decrease of $51 million, compared to December 31, 2005.

Net funded debt to capitalization ratio, calculated as per the requirements of the Company’s revolving credit facilities, amounted to 58.4% at the end of June 2006 and the interest coverage ratio was 1.9x for the twelve-month period ended June 30, 2006, both ratios being compliant with the covenants of the said facilities. At the end of June 2006, the Company had drawn $170 million on these credit facilities.

As at June 30, 2006, the outstanding balance of the Company’s securitization programs, in Canadian dollars, was $439 million, compared to $459 million as at December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated by continuing operating activities totalled $46 million for the second quarter ended June 30, 2006, compared to $220 million in the corresponding period of 2005. The decrease is mainly due to an increase of $8 million in working capital requirements in the second quarter of 2006, compared to a reduction of $142 million in the second quarter of 2005.

Capital expenditures were $31 million ($68 million year to date) for the three-month period ended June 30, 2006, compared to $29 million ($65 million year to date) in the corresponding period last year. The Company expects total capital expenditures of less than $200 million in 2006.

DIVIDENDS AND SHARES OUTSTANDING

On April 25, 2006, the Company’s Board of Directors declared a dividend of 2.5 cents per share, paid on June 1, 2006 to shareholders of record as at May 8, 2006.

On July 25, 2006, the Company’s Board of Directors suspended dividend payments.

As at June 30, 2006, the number of shares outstanding has remained constant at 440 million, compared to the end of the same period in 2005, while there were 14.5 million options outstanding at the end of June 2006, compared to 13.6 million at the end of December 2005.

OTHER NOTEWORTHY EVENTS

On July 25, 2006, the Company announced its intent to proceed with an initial public offering of an income fund that would hold a minority interest in all of the Company’s Ontario hydroelectric assets consisting of approximately 137 MW of installed capacity. The income fund is intended to be the Company’s growth vehicle in energy generation. Subject to receipt of the necessary licenses and approvals, the offering would be expected to close in the fourth quarter of 2006.

Also on July 25, 2006, and subject to the closing of the initial public offering mentioned in the previous paragraph, the Company announced its intent to exercise its option to acquire the remaining 47.5% interest in Augusta Newsprint Company (ANC), a company operating a newsprint mill located in Augusta, Georgia. Under the term of the option, the Company expects to pay approximately US$190 million. During the first six months of 2006, ANC generated an EBITDA of US$39 million and the Company recorded a non-controlling interest of $19 million, reflecting the 47.5% interest of the other partner in ANC. Subject to receipt of necessary approvals, the transaction would be expected to close in the fourth quarter of 2006. Concurrently, the Company intends to proceed with the sale of 55,000 acres of woodlands related to the Augusta operation.

The Company expects that the above initiatives and the suspension of the dividend, will by themselves contribute to further reduce long-term debt starting in 2007 as well as improve its liquidity and its profitability.

In April of 2006, as a result of a review of its Selling, General and Administrative costs, the Company began to implement its plan to reduce these expenses at Head Office, as well as the general and administrative costs incurred at the mills where these expenses are included in costs of products sold. The objective is to remove $35 million of cost annually, by the middle of 2007, through process improvements, regionalization or centralization of certain functions, as well as reviewing the necessity of some expenses. The plan is expected to eliminate more than 200 positions. The Company is confident that it will achieve these objectives.

With respect to the in-depth operations’ review, Abitibi-Consolidated is confident that it will achieve its objective of $175 million EBITDA improvement related to cost, productivity and market mix. On the additional $75 million target from increased revenue, the Company has delayed both the future ALTERNATIVE OFFSET® and EQUAL OFFSET® conversions and the relaunch of the Lufkin mill. However, the Company expects to realize approximately $25 million in EBITDA improvement from other projects.

SELECTED QUARTERLY INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended June 30, 2006, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the second quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company’s quarterly MD&A and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses noted, if any, identified during the course of the auditor’s annual audit, which is reviewed by the Audit Committee.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management’s beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.